Exhibit 99.1

Click Holdings Limited (NASDAQ: CLIK) Launches Explosive Three-Year Silver Economy Drive: Targeting HK$500 Million Annual Revenue with ~100% CAGR via GBA Expansion & Silver Economy Tech Acquisition

Hong Kong, April 21, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), Hong Kong’s Nasdaq-listed provider of AI-powered human resources and senior care solutions, today announced its comprehensive three-year strategic plan (2026–2028) to aggressively expand and integrate its premium senior services under our flagship Care U brand, positioning the Group as the most comprehensive silver economy provider in Hong Kong and the Greater Bay Area (“GBA”).

Hong Kong is grappling with one of the world’s most severe population aging challenges, with the proportion of residents aged 65 and over reaching approximately 22.7% in 2024 and continuing to rise rapidly—among the highest globally. This demographic shift, combined with Hong Kong’s world-leading per capita wealth and high purchasing power for premium services, creates tremendous demand for high-quality, integrated senior care, rehabilitation, preventive health, and lifestyle solutions. The Company is capitalizing on this unique opportunity by building on its established strengths in nursing and elderly care.

The Group has already taken decisive steps to invest heavily in the Community Care Service Voucher (CCSV) business, significantly expanding its one-on-one private nursing services, and developing comprehensive home-based elderly care offerings. These initiatives form the foundation of the new integrated Group development direction, where Care U serves as the unified premium brand encompassing holistic silver economy services—from daily nursing and medical support to preventive wellness and lifestyle enhancement.

The three-year plan includes targeted expansion into the Greater Bay Area, with Guangzhou as the initial focus. Guangzhou’s aging population offers substantial potential: By the end of 2024, the city’s registered population was approximately 10.8 million, with 2.1 million residents aged 60 and above (accounting for 19.81%), representing a large and growing elderly segment. One key approach under consideration for entering the Guangzhou market is the potential acquisition of a local elderly services company, which would accelerate market entry, strengthen local capabilities, and facilitate rapid integration of Care U’s premium offerings.

Key pillars of the strategic plan include:

●	Premium Senior Nursing & Rehabilitation Services: Continued heavy investment in high-quality home-based and community care, including rehabilitation services and the Company’s flagship private nursing companionship and medical escort services, leveraging its CCSV accreditation and pool of over 23,000 professionals.
●	Anti-Aging & Preventive Healthcare: Partnerships with leading medical examination centers to promote preventive treatments, comprehensive health screenings, and personalized wellness programs focused on longevity and early intervention.
●	Holistic Silver Economy Lifestyle Services: Launch of large-scale programs such as senior yoga classes, curated elderly travel experiences, and community engagement activities to enhance physical health, social well-being, and quality of life.
●	Professional Medical Referral Platform: Collaborations with specialist doctors and healthcare institutions to deliver seamless, high-quality medical intermediary services, ensuring timely access to specialized care.

Through these efforts, Care U aims to become the most trusted and comprehensive silver economy brand in Hong Kong and the GBA, providing end-to-end premium solutions that address the full spectrum of seniors’ needs.

“We are at the forefront of Hong Kong’s silver economy transformation,” said Jeffrey Chan, CEO of Click Holdings Limited. “With our severe population aging, exceptional per capita wealth, and the Group’s proactive investments in CCSV, private one-on-one nursing, and comprehensive home-based elderly care, we are uniquely positioned to lead. By unifying these strengths under Care U, expanding strategically into the GBA—starting with Guangzhou, potentially via targeted acquisitions—we will deliver dignified, premium aging experiences while capturing significant growth for shareholders.”

The plan involves substantial investments in talent, technology, infrastructure, and strategic partnerships—including potential acquisitions—to enable rapid scaling and integration.

While maintaining disciplined execution, the Company aspires to achieve approximately HK$500 million in annual revenue from its silver economy and senior care operations by the end of the three-year period—representing transformative growth of approximately 8 times from current levels in this high-potential segment.

To maximize shareholder value and support sustained expansion, Click Holdings is evaluating the potential spin-off and separate listing of its silver economy business—potentially in Hong Kong or on Nasdaq—subject to market conditions, regulatory approvals, and strategic timing.

This roadmap reaffirms Click Holdings’ commitment to leading Hong Kong’s aging society response, delivering premium and integrated senior services, and creating long-term value for seniors, families, shareholders, and the community.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200